Exhibit 99.1

TIAN RUIXIANG Holdings Ltd Reports Fiscal Year 2020 Financial Results

BEIJING, April 26, 2021 /RPNewswire/ -- TIAN RUIXIANG Holdings Ltd (Nasdaq: TIRX) (the "Company"), a China-based insurance broker, announced today its financial results for the fiscal year ended October 31, 2020.

Fiscal Year 2020 Financial Highlights

	For the Years Ended October 31,
($'000, except per share data)	2020	2019	% Change
Revenue	$3,249	$2,002	62.3%
Operating expenses	$2,689	$1,900	41.6%
Income from operations	$560	$103	445.6%
Operating margin	17.2%	5.1%	12.1%
Net income attributable to TIRX ordinary shareholders	$634	$176	260.7%
Earnings per share	$0.13	$0.04	225.0%

•	Revenue increased by 62.3% to $3.25 million for the fiscal year 2020, primarily attributable to the growth of our business resulting from the increase in the number of our sales professionals and activities.
•	Operating expenses increased by 41.6% to $2.69 million for the fiscal year 2020. The increase was primarily related to the increase in selling and marketing expenses.
•	Operating profit margin was 17.2% for the fiscal year 2020, compared to 5.1% for the same period of last year.
•	Net income attributable to TIRX ordinary shareholders increased by 260.7% to $0.63 million for the fiscal year 2020, from $0.18 million for the same period of last year.
•	Earnings per share was $0.13 for the fiscal year 2020, compared to $0.04 for the same period of last year.

Mr. Zhe Wang, Chairman and Chief Executive Officer of the Company, commented, “Despite the setbacks caused by the COVID-19 outbreak, our revenue realized a 62.3% year-over-year growth for a record revenue of approximately $3.25 million and a 12.1% increase in our operating margin for the fiscal year 2020. The growth was primarily driven by the increased demand for our accidental insurance and our successful implementation of a business strategy to grow our liability insurance business. We will continue to focus on developing our life insurance, institutional risks management services, and our Internet insurance platform Needbao to further diversify our revenue sources. Looking ahead, we expect China’s economy will further recover and support our business growth.”

Fiscal Year 2020 Financial Results

Revenue

For the fiscal year 2020, revenue increased by $1.25 million, or 62.3%, to $3.25 million from $2.00 million for the same period of last year. The increase in revenue was primarily attributable to the growth of our business resulting from the increase in the number of our sales professionals and the increase in our marketing activities. We launched aggressive advertising campaigns to attract new customers. We also recruited 168 additional sales professionals to sell insurance products.

Operating Expenses

Third party and related party selling and marketing expenses increased by $0.76 million, or 95.4%, to $1.56 million for the fiscal year 2020 from $0.80 million for the same period of last year. The increase in selling and marketing expenses was attributable to the increase in our marketing activities, the launch of aggressive advertising campaigns, and the increase in the number of sales professionals to sell insurance products.

Third party and related party general and administrative expenses increased by $0.03 million, or 2.6%, to $1.13 million for the fiscal year 2020 from $1.10 million for the same period of last year. The increase in general and administrative expenses was primarily attributable to the increased compensation and related benefits expenses and partially offset by the decreased rent and related utilities, professional fees, and travel and entertainment expenses.

Total operating expenses increased by $0.79 million, or 41.6%, to $2.69 million for the fiscal year 2020 from $1.90 million for the same period of last year.

Income from Operations

Income from operations was $0.56 million for the fiscal year 2020, compared to $0.10 million for the same period of last year.

The operating profit margin was 17.2% for the fiscal year 2020, compared to 5.1% for the same period of last year.

Other Income (Expense)

Total other income (expense), primarily includes interest income from notes receivable – related party and bank deposits, interest expense incurred from our third party and related party borrowings, and miscellaneous income, was $0.20 for the fiscal year 2020, compared to $0.31 for the same period of last year.

Income before Income Tax

Income before income tax was $0.76 million for the fiscal year 2020, compared to $0.41 million for the same period of last year.

Income tax expenses was $0.13 million for the fiscal year 2020, compared to $0.24 million for the same period of last year.

Net Income and EPS

Net income was $0.63 million for the fiscal year 2020, compared to $0.18 million for the same period of last year. After deduction of non-controlling interest, net income attributable to TIRX ordinary shareholders was $0.63 million, or earnings per share of $0.13, for the fiscal year 2020, compared to $0.18 million, or earnings per share of $0.04, for the same period of last year.

Financial Conditions

As of October 31, 2020, the Company had cash and cash equivalents of $6.14 million, compared to $6.24 million as of October 31, 2019. Account receivable was $1.25 million as of October 31, 2020, compared to $0.17 million as of October 31, 2019. As of October 31, 2020, the Company had current assets of $9.56 million and current liabilities of $1.29 million, leading to working capital of $8.27 million, compared to current assets, current liabilities, and working capital of $8.09 million, $0.79 million, and $7.30 million, respectively, as of October 31, 2019.

Net cash used in operating activities was $0.05 million for the fiscal year 2020, compared to net cash provided by operating activities of $0.23 million for the same period of last year. Net cash used in investing activities was $3,457 for the fiscal year 2020, compared to net cash provided by investing activities of $0.04 million for the same period of last year. Net cash used in financing activities was $0.48 million for the fiscal year 2020, compared to $0.87 million for the same period of last year.

Recent Developments

The COVID-19 outbreak has caused business disruptions beginning in January 2020 in China. Our business was negatively affected due to various government restrictions put in place to attempt to stop the spread of COVID-19: (i) only 60% of the Company’s employees were able to return to work on and around March 1, 2020, which was one month later than usual after the Spring Festival holiday; the remaining 40% of the Company’s employees returned to work by the end of March 2020; and (ii) the Company’s ability to sign on new customers was hindered because it was difficult for its sales personnel to finalize sales without in-person meetings. Therefore, our revenue for the first half of 2020 decreased as compared to the same period of fiscal 2019. However, as of the date of this press release, the COVID-19 outbreak is generally considered under control in China and we have been able to resume our normal business activities since May 2020. In light of the current circumstances, based on available information, it appears that the negative impact of the COVID-19 outbreak on our business was temporary and mainly contained in the first half of fiscal 2020.

However, the extent to which the COVID-19 pandemic may impact the Company’s business, operations and financial results from this point forward will depend on numerous evolving factors that the Company cannot accurately predict. Those factors include the following: the duration and scope of the pandemic; governmental, business and individuals’ actions in response to the pandemic in the future; and any other further development of the COVID-19 pandemic.

About TIAN RUIXIANG Holdings Ltd

TIAN RUIXIANG Holdings Ltd, headquartered in Beijing, China, is an insurance broker operating in China. It distributes a wide range of insurance products, which are categorized into two major groups: (1) property and casualty insurance, such as automobile insurance, commercial property insurance, liability insurance, accidental insurance; and (2) life insurance, such as individual and group life insurances. For more information, visit the company's website at http://ir.tianrx.com/.

Forward-Looking Statements

This press release contains forward-looking statements. All statements other than statements of historical fact in this press release are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties, including any future impact of the COVID-19 pandemic on our operations, and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s annual report on Form 20-F and its other filings with the Securities and Exchange Commission.

For more information, please contact Investor Relations at:

Sherry Zheng

Weitian Group LLC

Email: shunyu.zheng@weitian-ir.com

Phone: +1-718-213-7386

TIAN RUIXIANG HOLDINGS LTD AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(IN U.S. DOLLARS)

	For the Years Ended October 31,
	2020	2019	2018
REVENUES
Commissions	$2,954,798	$2,002,217	$3,087,708
Risk management services	294,546	-	-

Total Revenues	3,249,344	2,002,217	3,087,708

OPERATING EXPENSES
Selling and marketing	1,519,783	773,650	1,033,408
Selling and marketing - related parties	38,426	23,922	-
General and administrative	373,716	431,305	402,480
General and administrative - compensation and related benefits	743,062	651,490	166,047
General and administrative - related parties	14,215	19,180	26,556

Total Operating Expenses	2,689,202	1,899,547	1,628,491

INCOME FROM OPERATIONS	560,142	102,670	1,459,217

OTHER INCOME (EXPENSE)
Interest income	88,948	275,168	13,920
Interest income - related party	102,074	-	-
Interest expense	-	(18,218)	(22,439)
Interest expense - related parties	-	(613)	(452)
Other income	8,991	54,988	36,384

Total Other Income, net	200,013	311,325	27,413

INCOME BEFORE INCOME TAXES	760,155	413,995	1,486,630

INCOME TAXES	126,055	238,208	365,192

NET INCOME	$634,100	$175,787	$1,121,438

LESS: NET (LOSS) INCOME ATTRIBUTABLE TO NON-CONTROLLING INTEREST	(3)	-	9

NET INCOME ATTRIBUTABLE TO TIAN RUIXIANG HOLDINGS LTD ORDINARY SHAREHOLDERS	$634,103	$175,787	$1,121,429

COMPREHENSIVE INCOME:
NET INCOME	634,100	175,787	1,121,438
OTHER COMPREHENSIVE INCOME (LOSS)
Unrealized foreign currency translation gain (loss)	420,719	(70,429)	(598,509)
COMPREHENSIVE INCOME	$1,054,819	$105,358	$522,929
LESS: COMPREHENSIVE INCOME (LOSS) ATTRIBUTABLE TO NON-CONTROLLING INTEREST	21	(4)	(15)
COMPREHENSIVE INCOME ATTRIBUTABLE TO TIAN RUIXIANG HOLDINGS LTD ORDINARY SHAREHOLDERS	$1,054,798	$105,362	$522,944

NET INCOME PER ORDINARY SHARE ATTRIBUTABLE TO TIAN RUIXIANG HOLDINGS LTD ORDINARY SHAREHOLDERS:
Basic and diluted *	$0.13	$0.04	$0.22

WEIGHTED AVERAGE ORDINARY SHARES OUTSTANDING:
Basic and diluted *	5,000,000	5,000,000	5,000,000

TIAN RUIXIANG HOLDINGS LTD AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(IN U.S. DOLLARS)

	As of October 31,
	2020	2019
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$6,137,689	$6,243,029
Restricted cash	785,806	723,557
Accounts receivable	1,247,059	173,055
Deferred offering costs	895,567	483,647
Prepaid expenses and other current assets	494,476	464,856

Total Current Assets	9,560,597	8,088,144

NON-CURRENT ASSETS:
Security deposit - noncurrent portion	7,419	6,569
Property and equipment, net	15,097	20,464
Intangible assets, net	160,219	170,348
Right-of-use assets, operating leases, net	317,141	124,101

Total Non-current Assets	499,876	321,482

Total Assets	$10,060,473	$8,409,626

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
VAT and other taxes payable	$548,630	$318,871
Accrued liabilities and other payables	310,105	187,074
Due to related parties	241,097	207,081
Operating lease liabilities	170,082	77,581
Operating lease liabilities - related party	18,737	-

Total Current Liabilities	1,288,651	790,607

NON-CURRENT LIABILITIES:
Operating lease liabilities - noncurrent portion	123,404	40,125
Operating lease liabilities - related party - noncurrent portion	9,705	-

Total Non-current Liabilities	133,109	40,125

Total Liabilities	1,421,760	830,732

Commitments and Contingencies - (Note 15)

EQUITY:
TIAN RUIXIANG Holdings Ltd Shareholders' Equity:
Ordinary shares, $0.001 par value; 50,000,000 shares authorized;
5,000,000 shares issued and outstanding at October 31, 2020 and 2019 *	5,000	5,000
Additional paid-in capital	7,696,468	7,691,468
Retained earnings	884,076	301,250
Statutory reserve	170,066	118,789
Accumulated other comprehensive loss - foreign currency translation adjustment	(117,392)	(538,087)
Total TIAN RUIXIANG Holdings Ltd shareholders' equity	8,638,218	7,578,420
Non-controlling interest	495	474

Total Equity	8,638,713	7,578,894

Total Liabilities and Equity	$10,060,473	$8,409,626

TIAN RUIXIANG HOLDINGS LTD AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(IN U.S. DOLLARS)

	For the Years Ended October 31,
	2020	2019	2018
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$634,100	$175,787	$1,121,438
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Depreciation expense and amortization of intangible assets	27,829	34,713	30,296
Amortization of right-of-use assets	199,709	-	-
Loss on disposal of fixed assets	-	-	31
Changes in operating assets and liabilities:
Accounts receivable	(1,021,727)	91,432	(168,454)
Security deposit	2,837	(3,963)	(14,721)
Prepaid expenses and other current assets	(8,582)	(356,117)	(67,186)
Interest receivable	-	16,745	(10,597)
Due from related parties	-	447,778	(193,439)
Insurance premiums payable	-	(198,717)	208,535
VAT and other taxes payable	204,532	(56,272)	214,424
Accrued liabilities and other payables	108,765	40,826	120,264
Due to related parties	(6,970)	36,841	133,955
Operating lease liabilities - related party	(25,834)	-	-
Operating lease liabilities	(162,828)	-	-

NET CASH (USED IN) PROVIDED BY OPERATING ACTIVITIES	(48,169)	229,053	1,374,546

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(3,457)	(12,012)	(9,618)
Purchase of intangible asset	-	(183,115)	-
Payments of notes receivable - related party	(17,158,967)	-	-
Proceed received from repayments of notes receivable - related party	17,158,967	232,133	-

NET CASH (USED IN) PROVIDED BY INVESTING ACTIVITIES	(3,457)	37,006	(9,618)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds received from borrowings	-	-	707,907
Repayments made for borrowings	-	(369,483)	(320,169)
Proceeds received from related parties' borrowings	1,987,256	-	33,632
Repayments made for related parties' borrowings	(2,099,420)	(8,400)	(24,817)
Payments of offering costs	(371,081)	(493,899)	-
Capital contribution from shareholders	5,000	464	6,090,041

NET CASH (USED IN) PROVIDED BY FINANCING ACTIVITIES	(478,245)	(871,318)	6,486,594

EFFECT OF EXCHANGE RATE ON CASH, CASH EQUIVALENTS AND RESTRICTED CASH	486,780	(55,593)	(471,032)

NET (DECREASE) INCREASE IN CASH, CASH EQUIVALENTS AND RESTRICTED CASH	(43,091)	(660,852)	7,380,490

CASH, CASH EQUIVALENTS AND RESTRICTED CASH - beginning of year	6,966,586	7,627,438	246,948

CASH, CASH EQUIVALENTS AND RESTRICTED CASH - end of year	$6,923,495	$6,966,586	$7,627,438

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for:
Interest	$-	$33,675	$6,944
Income taxes	$-	$283,267	$165,783

NON-CASH INVESTING AND FINANCING ACTIVITIES
Proceeds due from the non-controlling interest owners of Hengbang	$-	$-	$487
Payments made by related parties on the Company's behalf	$141,449	$-	$-

RECONCILIATION OF CASH, CASH EQUIVALENTS AND RESTRICTED CASH
Cash and cash equivalents at beginning of year	$6,243,029	$6,712,880	$96,096
Restricted cash at beginning of year	723,557	914,558	150,852
Total cash, cash equivalents and restricted cash at beginning of year	$6,966,586	$7,627,438	$246,948

Cash and cash equivalents at end of year	$6,137,689	$6,243,029	$6,712,880
Restricted cash at end of year	785,806	723,557	914,558
Total cash, cash equivalents and restricted cash at end of year	$6,923,495	$6,966,586	$7,627,438